March 18, 2005

Mr. Thomas A. Jones

Senior Attorney

Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549-0306

Re:	Coles Myer Ltd.

Response to February 14, 2005 Comment Letter

Form 20-F for the fiscal year ended July 25, 2004

Commission File No. 1-10083

Dear Mr. Jones:

We are in receipt of the letter from the staff of the Securities and Exchange Commission (“SEC”), dated February 14, 2005, regarding our annual report on Form 20-F for the fiscal year ended July 25, 2004 (the “Form 20-F”). For your convenience, we have included the staff’s comments below and have keyed our response accordingly.

In our response, we have agreed to change the disclosure in our filing. We are doing this in the spirit of co-operation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes included in future filings should not be taken as an admission that prior disclosures were materially deficient.

In our response included below, “Coles Myer Ltd”, “the Company”, “Coles Myer”, “CML” or “CML Group”, includes Coles Myer Ltd. and all its consolidated entities, unless the context otherwise requires.

800 Toorak Road, Tooronga, Victoria 3146, Australia. P.O. Box 2000, Glen Iris, Victoria 3146

Telephone (03) 9829 3111 Facsimile (03) 9829 6787

Internet www.colesmyer.com.au

Mr. Thomas A. Jones

Form 20-F for the Year Ended July 25, 2004

Item 18 – Consolidated Financial Statements – Page 94

Report of Independent Auditors – Page 97

1.	Please revise the auditors’ report to reference “the standards of the Public Company Accounting Oversight Board (United States)” rather than GAAS. This revision is required since the report is dated after May 24, 2004. Refer to PCAOB Auditing Standard 1.

Response 1: The auditors’ report has been revised to read “We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States)”. The Company will be filing an amended Form 20-F to reflect this.

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Coles Myer acknowledges that

•	Coles Myer is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Coles Myer may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need any further information with respect to matters set forth in this letter, please contact the undersigned on (011) (613) 9829 3111 or Burr Henly or Jeffrey Browne of Sullivan and Cromwell on (011) (613) 9635-1500. Alternatively, if more convenient, you may call the Washington D.C. office (202) 956-7500 and ask to be transferred to either extension.

Very truly yours,

/s/ CHRIS BURGE
Chris Burge
Financial Accounting and Support Services Manager